UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Petrojarl ASA

(Name of Issuer)

Ordinary Shares, nominal value 2.00 Norwegian Kroner (NOK) per share
(represented in the United States by American Depository Shares)

(Title of Class of Securities)

716498100 (American Depository Shares)

(CUSIP Number)

Francelyn Bethel
Bayside House, Bayside Executive Park
West Bay Street & Blake Road, P.O. Box AP 59212
Nassau, Bahamas, Tel: (242) 502-8880

with a copy to:

David Matheson, Esq.
Perkins Coie, LLP, 1120 NW Couch Street, 10th Floor
Portland, Oregon 97209

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 716498100 (American Depository Shares)			Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSON Teekay Shipping Corporation		I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7.	SOLE VOTING POWER: 30,409,100 Ordinary Shares*

		8.	SHARED VOTING POWER -0-

		9.	SOLE DISPOSITIVE POWER 30,409,100 Ordinary Shares*

		10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,409,100 Ordinary Shares*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.55% *

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*  Share amounts and percentages relate to the ordinary shares, nominal value 2.00 Norwegian Kroner (NOK) per share (“Ordinary Shares”), of the Issuer, which are not registered under the Securities Act of 1933, as amended (the “Securities Act”). The Issuer has registered American Depository Shares under the Securities Act, each of which represents one Ordinary Share.

Item 1.     Security and Issuer
     This Schedule 13D relates to the ordinary shares, nominal value 2.00 Norwegian Kroner (NOK) per share (“Ordinary Shares”), of Petrojarl ASA, a corporation organized under the laws of the Kingdom of Norway (the “Issuer”), with principal executive offices at Beddingen 16, Trondheim, Norway. The Issuer has registered American Depository Shares (the “ADSs”) under the Securities Act, each of which represents one Ordinary Share of the Issuer. The Ordinary Shares are traded on the Oslo Stock Exchange and are not registered under the 1933 Act (other than as ADSs).
Item 2.     Identity and Background
     This Schedule 13D relates to Teekay Shipping Corporation, a corporation existing under the laws of the Republic of the Marshall Islands (“Teekay”), with its principal executive offices at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP- 59212, Nassau, Bahamas. Teekay is referred to as the “Reporting Person.”
     The Reporting Person is principally in the business of international crude oil and petroleum product transportation services.
     The name, principal occupation or employment and principal business address and citizenship of each director and executive officer of the Reporting Person are as set forth on Schedule A.
     In the past five years, neither of the Reporting Person nor, to the knowledge of the Reporting Person, any of the individuals set forth on Schedule A has been convicted in a criminal proceeding or been a party to any action as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Item 3.     Source and Amount of Funds or Other Consideration
     The total amount of funds required to purchase the 30,409,100 Ordinary Shares beneficially owned by the Reporting Person, was approximately 2,067,643,800 NOK, exclusive of brokerage commissions, and was furnished from internally generated funds of the Reporting Person and its affiliated entities.
Item 4.     Purpose of Transaction
     The Reporting Person acquired beneficial ownership of the Ordinary Shares for the purpose of influencing or obtaining control of the Issuer.
     As a result of their having acquired more than 40% of the outstanding Ordinary Shares, the Reporting Person has become obligated, pursuant to the Norwegian Securities Trading Act (the “NSTA”), either to make a mandatory offer for the purchase of the remaining outstanding Ordinary Shares (the “Mandatory Offer”) or reduce its holding to below 40%. The Mandatory Offer must be made within four weeks after the Reporting Person first became obligated to make the Mandatory Offer and the offer price in the Mandatory Offer must be at least as high as the market price of Ordinary Shares as of, or the highest price paid by the Reporting Person to acquire Ordinary Shares during the six month period prior to, the time the Reporting Person first became obligated to make the Mandatory Offer — which would result in an offer price of not less than 68 NOK per share in the Mandatory Offer.
     As required by the NSTA, on September 1, 2006, the Reporting Person notified the Oslo Stock Exchange that it had become obligated to make the Mandatory Offer and that it would do so at the minimum required offer price.

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     The NSTA also provides that until such time as the Mandatory Offer is made, the Reporting Person may not exercise any rights (including voting rights) as holders of the portion of the Ordinary Shares it holds in excess of 40% (other than the right to receive dividends and pre-emption rights).
     If following consummation of the Mandatory Offer, the Reporting Person holds more than 90% of the outstanding Ordinary Shares, the Reporting Person (as well as any remaining shareholder of the Issuer) would have the right under Norwegian law to commence a process leading to a compulsory acquisition by the Reporting Person for cash of any Ordinary Shares not already owned by the Reporting Person at price determined either by agreement or by a Norwegian court.
     Except as described in this Schedule, the Reporting Person currently has no specific plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. However, the Reporting Person, either directly or through one of its subsidiaries, intends to hold discussions with the board of directors and management of the Issuer, to seek to participate in the direction and management of the Issuer (including by seeking representation on the Issuer’s board of directors) and to otherwise exercise influence or control over the Issuer and its business and policies, in each case commensurate with the level of their shareholding in the Issuer. Accordingly, the Reporting Person reserves the right, from time to time, to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Person.
Item 5.     Interest in Securities of the Issuer
     The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 30,409,100 shares of Ordinary Shares of the Issuer, representing approximately 40.55% of the Issuer’s outstanding Ordinary Shares calculated according to the number of shares of Ordinary Shares the Issuer disclosed as outstanding following the transactions contemplated by its Registration Statement on Form F-6, declared effective on July 3, 2006.
     The Ordinary Shares beneficially owned by the Reporting Person were purchased by TPO Investments AS, a wholly owned subsidiary of the Reporting Person (“TPO”). TPO acquired the 30,409,100 Ordinary Shares from August 23, 2006 through the date of this Schedule, for a purchase price of 66.5 NOK to 68 NOK per share, excluding commissions, in cash in multiple transactions via the Oslo Stock Exchange and in privately negotiated transactions.
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     TPO entered into price protection agreements with certain sellers of the Ordinary Shares acquired by TPO. TPO agreed to pay each such seller the difference between the purchase price paid by TPO to such seller for such seller’s Ordinary Shares and the price at which TPO subsequently purchases or sells any Ordinary Shares within a given period of time, ranging from three to twelve months. A form of the letter agreement containing these terms is filed with this Schedule as Exhibit 99.1.
Item 7.     Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	Form of Letter Agreement, entered into by and between TPO and certain sellers of Ordinary Shares

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     September 5, 2006

TEEKAY SHIPPING CORPORATION
/s/ PETER B. EVENSEN
Name:	Peter B. Evensen
Title:	Executive Vice President and Chief Financial Officer

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SCHEDULE A
Directors and Executive Officers of Teekay:

Principal Occupation or Employment
Name and Position	and Principal Business Address	Citizenship

C. Sean Day, Director and Chairman of the Board	President Seagin International LLC Three Pickwick Plaza, 2nd Floor, Greenwich, Connecticut, USA 06830	United States

Bjorn Moller, Director, President and Chief Executive Officer	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Denmark

Axel Karlshoej, Director and Chairman Emeritus	President Nordic Industries 1437 Furneaux Road Marysville, California, USA, 95901	Denmark

Rod (James) Clark, Director	3900 Essex Lane Suite 1200 Houston, Texas, USA 77027	United States

Dr. Ian D. Blackburne, Director	130 Blues Point Road McMahons Point, NSW 2060, Australia	Australia

Peter S. Janson, Director	500 Avenue Road, Suite 1107 Toronto, ON M4V 2J6 Canada	Canada

Thomas Kuo-Yuen Hsu, Director	Executive Director Expedo & Company (London) Ltd. 40 George Street London, United Kingdom, W1H 5RE	United Kingdom

Eileen A. Mercier, Director	Finvoy Management Inc. 199 Cranbrooke Avenue Toronto, ON M5M 1M6 Canada	Canada

Tore I. Sandvold, Director	Sandvold Energy AS c/o E.ONRuhrgas AG Stortingsgaten 8 0161 Oslo Norway	Norway

Peter Evensen, EVP, and Chief Financial Officer	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United States

David Glendinning, President, Teekay Gas Services, a division of Teekay Shipping Corporation	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United Kingdom

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Principal Occupation or Employment
Name and Position	and Principal Business Address	Citizenship

Graham Westgarth, President, Teekay Marine Services, a division of Teekay Shipping Corporation	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United Kingdom

Arthur J. Bensler, EVP, Secretary and General Counsel	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

Vincent Lok, SVP and Treasurer	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

Paul Wogan, President, Teekay Tanker Services, a division of Teekay Shipping Corporation	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United Kingdom

Bruce Chan, SVP, Corporate Resources	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

Kenneth Hvid, President, Teekay Navion Shuttle Tankers, a division of Teekay Shipping Coproration	Verven 4 N-4014 Stravanger Norway	Denmark

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EXHIBIT 99.1
[Seller]
Teekay Shipping Corp. acquisition of shares in Petrojarl ASA
Ladies and Gentlemen;
On [Date] Teekay Shipping Corporation (“Teekay”) acquired [number] shares from the [Seller] (“the Seller”), representing [percentage]% of the outstanding shares in Petrojarl ASA for NOK [Price] per share. As part consideration for such acquisition, in the event that Teekay within the period ending [time period end date] acquires or agrees to acquire additional shares in Petrojarl ASA or alternatively sells or agrees to sell shares in Petrojarl ASA acquired [Date] to purchasers, in each case selling or purchasing shares (as the case might be) for a consideration representing more than NOK [Price] per share (“the Consideration”), Teekay gives the following undertaking in favour of the Seller:
Teekay shall pay and the Seller shall receive within 5 business days of such purchase, sale or agreement to acquire or sell shares (subject to consummation of such agreement having taken place), an additional amount per share sold [Date] that equals the Consideration less NOK [Price] (“the Additional Amount”).
However, to the extent the Additional Amount is payable following Teekay’s sale of shares as described, the Additional Amount shall be reduced up to 100% by a sum that in total will equal to 10 % p.a. of the number of shares sold by Teekay in such sale multiplied with NOK [Price], calculated in the period starting [Date] and ending the earlier of (a) the date Teekay receives the purchase price for such shares sold and (b) the date Teekay is obligated to make payment to Seller in respect of such sale pursuant to this letter.
Yours sincerely
Peter Evensen
Executive VP and CFO, Teekay Shipping Corporation

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